SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549

                          Amendment No. 1 to
                             SCHEDULE 13D
                              Under the
                   Securities Exchange Act of 1934
                          (Final Amendment)


                             Conrail Inc.
                             ------------
                           (Name of Issuer)

                 Common Stock, Par Value $1 Per Share
                 ------------------------------------
                    (Title of Class of Securities)


                             208368 10 0
                               --------
                            (CUSIP Number)


Carol Condie                            Cheryl Cook, Esq.
Mellon Bank, N.A.                       Conrail Inc.
One Mellon Bank Center                  2001 Market Street
Suite 3346                              Two Commerce Square
Pittsburgh, PA 15258-0001               Philadelphia, PA 10101
(412) 234-8820                          (215) 209-4000


      ----------------------------------------------------------
       (Name, address and telephone number of persons authorized
                to receive notices and communications)


                           November 18, 1996
       ---------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person had previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

CUSIP NO. 208368 10 0                              Page 2


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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Mellon Bank, N.A., as Trustee of the Conrail Inc.
     Employee Benefits Trust
---------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  Not Applicable
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3.   SEC Use only

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4.   Source of Funds

     OO
---------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

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6.   Citizenship or Place of Organization
     Pennsylvania

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Number of Shares              7.   Sole Voting Power
Beneficially                            0
Owned by Each                 8.   Shared Voting Power
Reporting Person                        3,392,420
With                          9.   Sole Dispositive Power
                                        0
                              10.  Shared Dispositive Power
                                        3,392,420

---------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person
     3,392,420  shares

---------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares

---------------------------------------------------------------------


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CUSIP NO. 208368 10 0                                    Page 3


---------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.1%
---------------------------------------------------------------------
14.  Type of Reporting Person
     BK, OO
---------------------------------------------------------------------

          This Statement constitutes the Final Amendment to the Statement on the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on June 26, 1995, by the Conrail Inc. Employee Benefits Trust, a trust organized under the laws of the Commonwealth of Pennsylvania (the "Trust") in connection with its beneficial ownership of shares of Common Stock, par value $1 per share ("Common Stock"), of Conrail Inc., a Pennsylvania corporation (the "Issuer").

          Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

     Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following text at the end thereof:

     An aggregate of 346,358 shares of Common Stock held by the Trust were issued by the Trust on November 18, 1996, to satisfy officer stock option exercises, resulting in the Trust ceasing to be the beneficial owner of more than five percent of the Common Stock of the Issuer. As a result, this constitutes the Final Amendment to the
Schedule 13D.

     The Trust now owns 3,392,420 shares of Common Stock, as to which it may be deemed to have shared power to vote or to direct the vote or to dispose or direct the disposition.

     The filing of this Final Amendment to the Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that the trustee thereof beneficially owns any securities covered by this Schedule 13D or is required to

CUSIP NO. 208368 10 0                                  Page 4


file this Schedule 13D. The trustee disclaims beneficial ownership of the securities covered by this Schedule 13D.

CUSIP NO. 208368 10 0                                Page 5


                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            MELLON BANK, N.A., as Trustee of
                            the Conrail Inc. Employee Benefits
                            Trust


                               By /s/ CAROL CONDIE
                                  ------------------------------
                                 Name:  Carol Condie
                                 Title: Trust Officer


Dated:  January 6, 1997